October 18, 2007

Mail Stop 4561

Mr. Steven A. Abney
Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX 75234

Re: American Realty Investors, Inc.
       Form 10-K for the year ended December 31, 2006
       Filed April 2, 2007
       File No. 1-15663

Dear Mr. Abney:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and will
make no further review of your document. Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   Please confirm to us that you will revise your discussion of cash flow from
      operating activities to discuss the underlying drivers impacting the changes in
      working capital. Simply identifying items that are apparent from the statement of
      cash flows does not provide a sufficient basis to analyze your cash flow from
      operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 52

2.   Consistent with paragraph 28 of SFAS 95, please confirm to us that you will revise your presentation in future filings to reconcile net income to net cash flow from operating activities.

Certification, Exhibit 31.1

3.   Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant